FORM 8-A/A

                                AMENDMENT NO. 5

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                         American Stores Company

(Exact name of registrant as specified in its charter)



 Delaware                                    87-0207226

(State of incorporation or organization)     (IRS Employer Identification No.)



709 East South Temple, Salt Lake City, Utah   84102

(Address of principal executive offices)      (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered


Preferred Share Purchase Rights    New York Stock Exchange
                                   Chicago Stock Exchange
                                   Pacific Stock Exchange
                                   Philadelphia Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:


None

(Title of Class)


Item 1.  Description of Securities To Be Registered.

On February 20, 1997, the Board of Directors of American Stores Company (the "Company") approved an amendment (the "Amendment") to the Rights Agreement dated as of March 8, 1988, as amended March 20, 1990 and June 24, 1996 (the "Rights Agreement"), between the Company and Morgan Shareholder Services Trust Company (now named First Chicago Trust Company of New York), as Rights Agent. The amendment provides that the execution, delivery and performance of the Stock Purchase Agreement and the Registration Rights Agreement (as described below) shall not cause Mr. L. S. Skaggs, his Affiliates and Associates, his heirs, family and any trust or foundation to which he or members of his family has transferred or may transfer common stock of the Company to become an "Acquiring Person" as defined in the Rights Agreement.

The Amendment was adopted in connection with a Stock Purchase Agreement (the "Stock Purchase Agreement") entered into on February 20, 1997 with members of the family of L. S. Skaggs and certain Skaggs family and charitable trusts (collectively, the "Initial Sellers") for the repurchase by the Company of 12,222,222 shares of its common stock from the Initial Sellers for $45 per share, the closing price of the Company's common stock on the New York Stock Exchange on such date.

On February 20, 1997, the Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Initial Sellers pursuant to which, among other things, the Company has agreed to file a registration statement to enable the Initial Sellers and certain other shareholders to sell between 14.7 million and 16.4 million additional shares of common stock of the Company in a secondary offering as promptly as practicable.

The following is a description of the Company's Rights Agreement, as amended.

On March 8, 1988, the Board of Directors of American Stores Company (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, $1 par value per share (the "Common Shares"), of the Company. The dividend was paid on March 18, 1988 (the "Record Date") to the record holders of Common Shares on that date. Each Right originally entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1 par value per share (the "Series A Preferred Shares"), of the Company, at a price of $250 per one one-hundredth of a Series A Preferred Share (the "Purchase Price"), subject to adjustment. As a result of the stock splits, each Right currently entitles the registered holder to purchase one four-hundredth of a Series A Preferred Share at a price of $62.50 per one four-hundredth of a Series A Preferred Share. The description and terms of the Rights are set forth in a Rights Agreement, as amended (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, formerly Morgan Shareholder Services Trust Company, as Rights Agent.

The Rights are represented by the certificates for Common Shares and are not exercisable or transferable apart from the Common Shares until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than (A) the Company, (B) a majority owned subsidiary of the Company, (C) an employee benefit plan of the Company or any majority owned subsidiary of the Company, or (D) an entity holding Common Shares for or pursuant to the terms of such a plan) (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding Common Shares (unless the Board of Directors determines in good faith that a person or group of persons who would otherwise be an Acquiring Person has become such inadvertently and that person divests as promptly as practicable a sufficient number of Common Shares so that such person would no longer be an Acquiring Person) or (ii) 10 days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 10% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"). The Rights Agreement provides that Mr. L.S. Skaggs, his Affiliates and Associates, his heirs, family, and any trust or foundation to which he or members of his family has transferred or may transfer Common Shares shall not be deemed to be an Acquiring Person unless such entities shall increase their aggregate beneficial ownership of the Common Shares (other than as a result of (1) an acquisition of Common Shares by the Company or (2) the execution, delivery and performance of the Stock Purchase Agreement and Registration Rights Agreement, each dated as of February 20, 1997, by and among the Company, Mr. L. S. Skaggs, his wife and certain stockholders listed on Schedule 1 or 2 to the Stock Purchase Agreement) to an amount greater than the sum of (x) the lowest aggregate beneficial ownership held by such entities as a percentage of the outstanding Common Shares as of any date on or after June 21, 1996 plus (y) 1%.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on March 18, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for or purchase Series A Preferred Shares at a price, or securities convertible into Series A Preferred Shares with a conversion price, less than the current market price of the Series A Preferred Shares or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the fractions of a Series A Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Series A Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series A Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 400 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 400 times the payment made per Common Share. Each Series A Preferred Share will have 400 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Series A Preferred Share will be entitled to receive 400 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Shares' dividend, liquidation and voting rights, the value of the one four-hundredth interest in a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that the Company is acquired by any person in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to any person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise (i) that number of Common Shares having a market value of two times the exercise price of the Right, or (ii) a Common Stock equivalent preferred stock if the Company is not able to authorize sufficient shares of Common Stock after making a good faith effort to do so.

At any time after a person becomes an Acquiring Person and prior to the acquisition by any person or group of affiliated or associated persons of beneficial ownership of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share, or one four-hundredth of a Series A Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Series A Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0025 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.0025 per Right prior to the time that there is an Acquiring Person.

The Rights Agreement, dated as of March 8, 1988, between the Company and First Chicago Trust Company of New York, formerly Morgan Shareholder Services Trust Company, as Rights Agent, specifying the terms of the Rights (including a summary of the Rights as an exhibit thereto), the press release announcing the declaration of the Rights, the Amendment to the Rights Agreement dated as of March 20, 1990, the Second Amendment to the Rights Agreement dated as of June 24, 1996, the Third Amendment to Rights Agreement dated as of February 20, 1997 and the Certificates of Adjustment dated as of June 28, 1991, and April 21, 1994, respectively, are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2. Exhibits. The following items are filed as exhibits to the Registration Statement.

Exhibit No.    Description of Document                      Location

1.        Rights Agreement (the "Rights Agreement")         Original Filing
          dated as of March 8, 1988, between American
          Stores Company and Morgan Shareholder
          Services Trust Company (now named First
          Chicago Trust Company of New York), as
          Rights Agent.

2.        Press Release dated March 8, 1988.                Original Filing

3.        Amendment to the Rights Agreement dated           Amendment No. 1
          as of March 20, 1990.

4.        Certificate of Adjustment to the Rights           Amendment No. 2
          Agreement dated as of June 28, 1991.

5.        Certificate of Adjustment to the Rights           Amendment No. 3
          Agreement dated as of April 21, 1994.

6.        Second Amendment to Rights Agreement              Amendment No. 4
          Amendment No. 4 dated as of June 24, 1996.

7.        Third Amendment to Rights Agreement               This Amendment
          dated as of February 20, 1997.                    Page 7


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this         amendment to be signed on its behalf by
the undersigned, thereunto duly authorized.

AMERICAN STORES COMPANY


By:
Name:  Mark N. Schneider
Title:  Vice President, Assistant General Counsel and Assistant Secretary

Dated:  February 25, 1997


                                  EXHIBIT "7"


                      THIRD AMENDMENT TO RIGHTS AGREEMENT



     THIRD AMENDMENT, dated as of February 20, 1997, to the Rights Agreement, dated as of March 8, 1988, as amended March 20, 1990 and June 24, 1996 (the "Rights Agreement"), between American Stores Company, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

     The Company and the Rights Agent have heretofore executed and entered into the Rights Agreement. Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof. All acts and things necessary to make this Second Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Third Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

     In consideration of the foregoing and the mutual agreements set forth herein, the parties hereto agree as follows:

     1. Clause (v) of Section 1(a) of the Rights Agreement is hereby amended to read as follows:

     (v) Mr. L. S. Skaggs, his Affiliates and Associates, his heirs, family, and any trust or foundation to which he or members of his family has transferred or may transfer Common Shares of the Company (collectively, "L.
     S. Skaggs") but the exception in this clause (v) shall not be applicable if
     L. S. Skaggs shall increase its aggregate Beneficial Ownership of the then outstanding Common Shares (other than as a result of (1) an acquisition of Common Shares by the Company or (2) the execution, delivery and performance of the Stock Purchase Agreement and Registration Rights Agreement, each dated as of February 20, 1997, by and among the Company, Mr. L. S. Skaggs, his wife and certain stockholders listed on Schedule 1 or 2 to the Stock Purchase Agreement) to an amount greater than the sum of (x) the lowest aggregate Beneficial Ownership of L. S. Skaggs as a percentage of the outstanding Common Shares as of any date on or after June 21, 1996 plus (y) 1%.

     2. This Third Amendment to the Rights Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

     3. This Third Amendment to the Rights Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. Terms not defined herein shall, unless the context otherwise requires, have the meanings assigned to such terms in the Rights Agreement.

     4. In all respects not inconsistent with the terms and provisions of this Third Amendment to the Rights Agreement, the Rights Agreement is hereby ratified, adopted, approved and confirmed. In executing and delivering this Third Amendment, the Rights Agent shall be entitled to all the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

     5. If any term, provision, covenant or restriction of this Third Amendment to the Rights Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Third Amendment to the Rights Agreement, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be duly executed and attested, all as of the date and year first above written.


Attest:                                 AMERICAN STORES COMPANY

By:  /s/ Jack Lunt                      By:  /s/ Teresa Beck

     Sr. V. P. and Secretary                 Chief Financial Officer


Attest:                                 FIRST CHICAGO TRUST
                                        COMPANY OF NEW YORK

By:  /s/ James Kuzmich                  By:  /s/ Michael J. Kane

     James Kuzmich                      Michael J. Kane
     Customer Service Officer                Assistant Vice President